Exhibit 99.3

Confidential Treatment Requested by ITUS Corporation,

IRS Employer Identification No. 11-2622630

***CONFIDENTIAL TREATMENT REQUESTED***

Note: Confidential treatment requested with respect to certain portions hereof denoted with “[***]”

COLLABORATIVE RESEARCH AGREEMENT

This COLLABORATIVE RESEARCH AGREEMENT (the “Agreement”) is made as of the 4th day of August, 2016 (the “Effective Date”) by and between THE WISTAR INSTITUTE OF ANATOMY AND BIOLOGY, a Pennsylvania nonprofit corporation (“Wistar”) and ANIXA DIAGNOSTIC CORPORATION, a Delaware corporation (“Collaborator”).

RECITALS

A.

Dr. Dmitry I. Gabrilovich, M.D., Ph.D. is a principal investigator and employee of Wistar, is performing research in the field of cancer diagnostics.

B.

Collaborator is interested in and desires to contribute to and support such research in accordance with the terms and conditions of this Agreement.

C.

The research and development program contemplated by this Agreement is of mutual interest to Collaborator and Wistar and furthers the educational, scholarship and research objectives of Wistar as a nonprofit, tax-exempt research institution.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1 - DEFINITIONS

The following terms, as used herein, shall have the following meanings:

1.1

“Collaborative Research” means the research and development programs as more fully described in Exhibit A to this Agreement, which may be modified by the parties in writing from time to time. For clarity, the Collaborative Research is not a clinical trial.

1.2

“Collaborator Background Intellectual Property” means any information, data, tangible materials, inventions, processes, method, results, techniques, technologies, software, patents, copyrights, know-how or other items patentable, copyrightable, or otherwise that are (i) owned or controlled by Collaborator as of the Effective Date, and/or (ii) made available by Collaborator hereunder for the performance of the Collaborative Research.

1.3

“Collaborator Invention(s)” means Inventions determined to be made solely by the Collaborator, or other inventors owing a duty to assign to Collaborator, during the performance of the Collaborative Research.

1.4

“Confidential Information” means: (i) the Inventions, (ii) any information or material in tangible form that is marked as “confidential” or “proprietary” by the furnishing party at the time it is delivered to the receiving party, and (iii) information that is furnished orally if the furnishing party identifies such information as confidential or proprietary when it is disclosed and promptly confirms such designation in writing after such disclosure. Notwithstanding the foregoing, the Collaborator understands and agrees that the failure by Wistar to designate the Confidential Information as provided for in this Section 1.4 will not constitute a designation of non-confidentiality when the confidential nature of the information is apparent from context and subject matter.

1.5

“Invention(s)” means all patentable inventions conceived and/or reduced to practice solely in the performance of the Collaborative Research and otherwise not obligated to a third party. Inventions include all United States and foreign patent applications claiming said patentable inventions, including any divisional, continuation, continuation-in-part (to the extent that the claims are directed to said patentable inventions), and foreign equivalents thereof, as well as any patents issued thereon or reissues or reexaminations thereof. Inventorship of all Inventions shall be determined in accordance with U.S. patent law. Ownership shall follow inventorship. Inventions shall exclude the Collaborator Background Intellectual Property, Wistar Background Intellectual Property and Research Results.

1.6

“Joint Invention(s)” means Inventions determined to be made jointly by the Principal Investigator and other inventors owing a duty to assign to Wistar and by employees of Collaborator and other inventors owing a duty to assign to Collaborator, in the performance of the Collaborative Research.

1.7

“Principal Investigator” means the individual designated in accordance with Section 2.2 hereof.

1.8

“Research Results” means all data, information, processes, methods, results, techniques, technologies and technical specifications generated in the performance of the Collaborative Research during the term of this Agreement. Research Results shall exclude the Collaborator Background Intellectual Property, Inventions and Wistar Background Intellectual Property.

1.9

“Wistar Background Intellectual Property” means any information, data, tangible materials, inventions, processes, methods, results, techniques, technologies, software, patents, copyrights, know-how or other items patentable, copyrightable or otherwise that are (i) owned or controlled by Wistar as of the Effective Date, and/or (ii) made available by Wistar hereunder for the performance of the Collaborative Research.

1.10

“Wistar Invention(s)” means Inventions determined to be made solely by the Principal Investigator, or other inventors owing a duty to assign to Wistar, during the performance of the Collaborative Research.

ARTICLE 2 - COLLABORATIVE RESEARCH

2.1

Statement of Work. The parties undertake to conduct the Collaborative Research with funds made available by Collaborator. The parties shall furnish the appropriate personnel, materials, services, facilities and equipment for the performance of the Collaborative Research, consistent with the Collaborative Research. Wistar is under no obligation to fund any of the Collaborative Research.

2.2

Participation of Principal Investigator and Collaborator.

     (a)

Dr. Dmitry I. Gabrilovich, shall serve as the Principal Investigator for the Collaborative Research and shall be responsible for the administration and supervision of the Collaborative Research. Both parties acknowledge that time is of the essence in connection with their respective obligations under this Agreement, and Wistar shall use its good faith reasonable efforts to complete the Collaborative Research in a timely manner.

     (b)

If the services of the Principal Investigator become unavailable to Wistar for any reason, Wistar shall be entitled to designate another member of its scientific staff who is agreeable to both parties to serve as the Principal Investigator of the Collaborative Research. If a substitute Principal Investigator has not been designated within sixty (60) days after the original Principal Investigator ceases his or her services under this Agreement, either party may terminate this Agreement upon written notice thereof to the other party.

     (c)

Dr. Amit Kumar, or another Collaborator designee, shall have the opportunity to meet with the Principal Investigator on a mutually agreeable schedule to exchange ideas and information regarding the direction and progress of the Collaborative Research. Should any of these exchanges result in an Invention, the parties agree to notify one another promptly as required under Section 5.1 of this Agreement.

ARTICLE 3 - PERIOD OF PERFORMANCE

3.1

Term. The initial term of the Collaborative Research shall begin as of the Effective Date and shall end on the first anniversary hereof, unless terminated sooner pursuant to Section 8.1 hereof This Agreement may be extended or renewed only by written agreement of both parties.

ARTICLE 4 - FUNDING, ETC.

4.1

Funding. Collaborator shall pay Wistar the amounts listed in budget(s) attached to this Agreement as Exhibit B, as may be amended from time to time, in accordance with the payment schedule listed in the table below. Each payment shall clearly identify the Principal Investigator and reference this Agreement. Collaborator shall make each payment by check made payable to “The Wistar Institute of Anatomy and Biology” and drawn on a U.S. bank and sent to the following:

For Payment By Check (Mail To):

   [***]

Due Date	Payment amount
Effective Date	$[***] USD
Within six (6) calendar months of the Effective Date	$[***] USD
Completion of Collaborative Research, or the first anniversary of the Effective Date, whichever is sooner	$[***] USD

4.2

Record Keeping and Reports to Collaborator. Principal Investigator and Collaborator shall maintain records of the Research Results and shall provide each other with reports of the progress and results of the Collaborative Research upon a mutually agreeable schedule. Wistar shall maintain records of the use of the funds provided by Collaborator and shall make such records available to Collaborator upon reasonable prior written notice during Wistar’s regular business hours, but not more frequently than each anniversary of the Effective Date.

4.3

Equipment. Title to any equipment, instruments, laboratory animals or any other materials purchased, built or manufactured by Wistar or the Principal Investigator in the performance of the Collaborative Research shall vest solely in Wistar and any such equipment, instruments, animals or materials shall be and remain the property of Wistar following expiration or termination of the Collaborative Research.

4.4

Research Results. Both parties shall have the right to use the Research Results disclosed to the other party for any reasonable purpose subject to the terms and conditions of this Agreement. Each party shall need to obtain a license from the other party to use the Research Results of the other party if such use would infringe any copyright or any claim of a patent application or issued patent owned by the other party.

ARTICLE 5 - INVENTIONS, OPTION TO LICENSE, ETC.

5.1

Notice of Invention. Wistar shall promptly provide to Collaborator a written disclosure of each and every Wistar Invention and Joint Invention reasonably considered patentable. Collaborator shall promptly provide to Wistar’s Office of Business Development a written disclosure of each and every Joint Invention reasonably considered patentable. Collaborator shall advise Wistar in writing, no later than thirty (30) days after receipt of such disclosure, whether it requests Wistar to file and prosecute patent applications related to such Joint Invention and/or Wistar Invention at its sole expense. If Collaborator does not request Wistar to file and prosecute such patent applications, Wistar may proceed with such preparation and prosecution at its own cost and expenses, but such patent applications shall be excluded from Collaborator’s option under Section 5.3 hereof

5.2

Prosecution of Patents.

                  (a)

Wistar shall be responsible for and shall control the preparation, prosecution and maintenance of all patents and patent applications related to Joint Inventions and Wistar Inventions (the “Patent(s)”). With regard to any Patents filed at the request and expense of Collaborator, Wistar will consult with Collaborator on patent prosecution and Wistar shall instruct patent counsel to copy Collaborator on patent office correspondence related to such Patents. Collaborator shall reimburse Wistar upon receipt of invoice for all documented expenses incurred in connection with the filing, prosecution and maintenance of the Patents that Collaborator has requested Wistar to prosecute under Section 5.1. hereof

                  (b)

The filing and prosecution of copyright, trademark and other intellectual property protections related to the Inventions shall be subject to the provisions of this Section 5.2.

                  (c)

Each party shall cooperate with the other party to execute all lawful papers and instruments and to make all rightful oaths and declarations as may be necessary in the preparation and prosecution of all Patents and other filings.

5.3

Option.  In consideration of Collaborator’s participation in the Collaborative Research and payment for patent expenses as provided for in Section 5.2, Wistar grants to Collaborator a first option to negotiate an exclusive, world-wide, sublicensable license on commercially reasonable terms to practice Wistar’s interest in the Patents. Wistar and Collaborator will negotiate in good faith to determine the terms of a license agreement as to each Patent for which Collaborator has agreed to make payment for patent expenses as provided for in Sections 5.1 and 5.2, if any. If Collaborator and Wistar fail to execute a license agreement within six (6) months after the end of the term of the Agreement or if Collaborator fails to make payment for patent expenses as provided for in Section 5.2, (i) Wistar shall be free to license Wistar’s interest in the Patents to any party upon such terms as Wistar deems appropriate, without any further obligation to Collaborator; and (ii) Collaborator shall be free to use or license Collaborator’s interest in any Joint Invention(s) to any party upon such terms as Collaborator deems appropriate, without any further obligation to Wistar.

5.4

Retained Rights. Any option granted to Collaborator pursuant to Section 5.3 hereof shall be subject to Wistar’s right to use, and permit other non-profit organizations to use, Wistar’s interest in the Wistar Background Intellectual Property, Inventions, and Patents for educational and research purposes and to the rights of the United States government reserved under Public Laws 96- 517, 97-256 and 98-620, codified at 35 U.S.C. 200-212, and any regulations issued thereunder.

ARTICLE 6 - CONFIDENTIALITY AND PUBLICATION

6.1

Confidentiality.

           (a)

The receiving party shall maintain in confidence and shall not disclose to any third party the furnishing party’s Confidential Information received pursuant to this Agreement, without the prior written consent of the furnishing party. The foregoing obligation of confidentiality shall not apply to:

                     (i)

information that is known to the receiving party or independently developed by the receiving party prior to the time of disclosure by the furnishing party, in each case, to the extent evidenced by written records promptly disclosed to the furnishing party upon receipt of the Confidential Information;

                    (ii)

information disclosed to the receiving party by a third party that has a right to make such disclosure;

                    (iii)

information that becomes patented, published or otherwise part of the public domain as a result of acts by the furnishing party or a third party obtaining such information as a matter of right; or

                    (iv)

information that is required to be disclosed by order of the U.S. Food and Drug Administration, Securities and Exchange Commission, or similar authority or a court of competent jurisdiction, provided that the parties shall use their best efforts to obtain confidential treatment of such information by the agency or court.

           (b)

The receiving party will take all reasonable steps to protect the furnishing party’s Confidential Information with the same degree of care the receiving party uses to protect its own confidential or proprietary information.Without limiting the foregoing, Collaborator shall ensure that all of its employees having access to the Confidential Information of Wistar are obligated in writing to abide by Collaborator’s obligations hereunder.

           (c)

Notwithstanding any of the foregoing, Wistar shall not be obligated to accept any Confidential Information of Collaborator hereunder.

           (d)

Wistar acknowledges that Collaborator’s parent company, ITUS Corporation (“ITUS”) is a public company and as such, Collaborator is subject to certain reporting requirements, and rules and regulations with respect to the disclosure of information. Nothing herein shall adversely effect Collaborator’s obligations to comply with any such reporting and/or disclosure requirements. Wistar shall direct any third party inquiries regarding Collaborator’s business or research interests or initiatives to Collaborator.

6.2

Publication.

            (a)

Collaborator acknowledges that the basic objective of research and development activities at Wistar is the generation of new knowledge and its expeditious dissemination. To further that objective, Wistar retains the right, at its discretion, to demonstrate, publish or publicize a description of the results of the Collaborative Research or any Inventions, subject to the provisions of subsection (b) below.

            (b)

Should Wistar desire to disclose publicly, in writing or by oral presentation, the results of the Collaborative Research or any Invention, Wistar shall notify Collaborator in writing of its intention at least thirty (30) days before such disclosure. Wistar shall include with such notice a description of the oral presentation or, in the case of a manuscript or other proposed written disclosure, a current draft of such written disclosure, and shall afford Collaborator the opportunity to give input on any such disclosure. Collaborator may request Wistar, no later than thirty (30) days following the receipt of Wistar’s notice, to file a patent application, copyright or other filing related to such Invention and/or to redact Confidential Information from such publication. All such filings shall be subject to the provisions of Section 5.2 of this Agreement. Upon receipt of such request, Wistar shall arrange for a short delay in publication, not to exceed thirty (30) days, to permit filing of a patent or other application by Wistar, or if Wistar declines to file such application, to permit Collaborator to make such a filing.

6.3

Use of Name; Publicity. Neither party shall otherwise directly or indirectly use the name or logo, or the name of any trustee, manager, officer, collaborator or employee of the other party, without such party’s prior written consent. Neither party shall issue a press release or other public statement related to this Agreement without the prior written approval of the other party. Any approvals needed in accordance with this Section 6.3 shall not be unreasonably delayed, withheld, or denied, and any such approvals shall be deemed to have been given, in the event that the approving party takes more than seven (7) business days to respond to a request for any such approval. Notwithstanding anything herein to the contrary, (i) the parties may repeat or re-publicize information disclosed in an approved press release, provided such disclosure does not expand or alter the substance of the original press release, and does not suggest or imply Wistar’s endorsement of any product or service of Collaborator, and (ii) the parties may disclose an accurate description of this Agreement in order to comply with federal or state securities or other disclosure laws, but only if and to the extent required under such laws,. The restrictions on use of name and publicity set forth in this Section 6.3 shall apply also to ITUS; and any disclosure by ITUS that would violate the terms of this Agreement were the disclosure made by Collaborator shall be deemed a breach of this Agreement by Collaborator.

6.4

Injunctive Relief. Because damages at law may be an inadequate remedy for breach of any of the covenants, promises and agreements contained in Section 6.1 hereof, Wistar shall be entitled to injunctive relief in any state or federal court located within the Eastern District of Pennsylvania, including specific performance or an order enjoining the breaching party from any threatened or actual breach of such covenants, promises or agreements. Collaborator hereby waives any objection it may have to the personal jurisdiction or venue of any such court with respect to any such action. The rights set forth in this Section 6.4 shall be in addition to any other rights which Wistar may have at law or in equity.

ARTICLE 7 - DISCLAIMERS, ETC.

7.1

No Warranties. WISTAR MAKES NO WARRANTIES, EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER, INCLUDING, WITHOUT LIMITATION, WARRANTIES WITH RESPECT TO THE CONDUCT, COMPLETION, SUCCESS OR PARTICULAR RESULTS OF THE COLLABORATIVE RESEARCH, OR THE CONDITION OF ANY RESEARCH RESULTS, INVENTION(S), PATENTS, WISTAR BACKGROUND INTELLECTUAL PROPERTY OR ANY PRODUCT(S) DERIVED THEREFROM, WHETHER TANGIBLE OR INTANGIBLE, CONCEIVED, DISCOVERED OR DEVELOPED UNDER THIS AGREEMENT, OR THE OWNERSHIP, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE OF THE COLLABORATIVE RESEARCH OR ANY SUCH RESEARCH RESULTS, INVENTIONS, PATENTS, WISTAR BACKGROUND INTELLECTUAL PROPERTY OR ANY PRODUCTS DERIVED THEREFROM. WISTAR SHALL NOT BE LIABLE FOR ANY DIRECT, CONSEQUENTIAL, PUNITIVE OR OTHER DAMAGES SUFFERED BY COLLABORATOR OR ANY OTHER PERSON RESULTING FROM THE COLLABORATIVE RESEARCH OR THE USE OF ANY SUCH RESEARCH RESULTS, INVENTIONS, MATERIALS, PATENTS, BACKGROUND INTELLECTUAL PROPERTY OR ANY PRODUCT DERIVED THEREFROM.

7.2

Indemnity. Collaborator will defend, indemnify and hold Wistar, the Principal

Investigator, and any of Wistar’s trustees, officers, directors, employees and agents (hereinafter referred to collectively as the “Indemnified Persons”) harmless against any and all liability, loss, damage, claim or expense (including attorney’s fees) (collectively the “Indemnified Losses”) arising out of or in connection with this Agreement, including without limitation, Indemnified Losses resulting from Collaborator’s breach of this Agreement or any use or other disposition by Collaborator, its employees, affiliates, contractors, vendors, licensees or agents of the results of the Collaborative Research, or any Inventions„ materials or products derived therefrom. Collaborator agrees to pay promptly to the Indemnified Persons the amount of all Indemnified Losses to which the foregoing indemnity relates. The indemnification rights of the Indemnified Persons contained herein are in addition to all rights which the Indemnified Persons may have at law or in equity or otherwise.

ARTICLE 8 - TERMINATION

8.1

Termination.

            (a)

In addition to the termination right set forth in Section 2.2(b) hereof, either party may terminate this Agreement effective upon written notice to the other party, if the other party breaches the terms of this Agreement, including the payment schedule in the Exhibits, and fails to cure such a breach within thirty (30) days after receiving notice thereof.

            (b)

Wistar may terminate this Agreement if Collaborator becomes insolvent or voluntary or involuntary proceedings by or against Collaborator are instituted in bankruptcy or under any insolvency law, or a receiver or custodian is appointed for Collaborator, or proceedings are instituted by or against Collaborator for corporate reorganization or the dissolution of Collaborator, which proceedings, if involuntary, shall not have been dismissed within sixty (60) days after the date of filing, or Collaborator makes an assignment for the benefit of creditors, or substantially all of the assets of the Collaborator are seized or attached and not released within sixty (60) days thereafter.

            (c)

In addition, either party may terminate this Agreement for any reason upon ninety (90) days prior written notice to the other party.

8.2

Effect of Termination. In the event of termination of this Agreement prior to its stated term whether for breach or for any other reason whatsoever, Wistar shall be entitled to retain from the payments made by Collaborator prior to termination Wistar’s reasonable costs of concluding the work in progress. Allowable costs include, without limitation, all costs of noncancellable commitments incurred prior to the receipt of or issuance by Wistar of the notice of termination. In the event of termination, Wistar shall submit a final report of all costs incurred and all funds received under this Agreement within sixty (60) days after the effective termination date.

8.3

Survival. Expiration or termination of this Agreement shall not affect the rights and obligations of the parties accrued prior to expiration or termination hereof The provisions of Articles 5, 6 and 7 and Sections 4.3, 4.4, 4.5, 8.2, 8.3, 9.1, 9.5, 9.9 and 9.11 shall survive expiration or termination of this Agreement.

ARTICLE 9 - ADDITIONAL PROVISIONS

9.1

Independent Contractor. Nothing herein shall be deemed to establish a relationship of principal and agent between Wistar and Collaborator, nor any of their agents or employees for any purpose whatsoever. This Agreement shall not be construed as constituting Wistar and Collaborator as partners, or as creating any other form of legal association or arrangement which would impose liability upon one party for the act or failure to act of the other party.

9.2

Independent Research. This Agreement shall not be construed to limit the freedom of individuals participating in the Collaborative Research to engage in any other research.

9.9

No Third Party Benefits. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their permitted assigns, any benefits, rights or remedies.

9.10

Assignment. No rights hereunder may be assigned by Collaborator, directly or by merger or other operation of law, without the express prior written consent of Wistar. Any prohibited assignment of this Agreement of the rights hereunder shall be null and void. No assignment shall relieve Collaborator of responsibility for the performance of any accrued obligations which it has prior to such assignment. This Agreement shall inure to the benefit of permitted assigns of Collaborator.

9.11

Governing Law.

9.11.1 In the case of any dispute, claim, question or disagreement arising out of or relating to this Agreement, or the parties’ activities hereunder, including any question regarding the existence, validity or termination of this Agreement, the parties shall use all reasonable efforts to settle such dispute, claim, question or disagreement by amicable agreement, including by escalation to the Chief Executive Officer of Wistar and the Chief Executive Officer of Collaborator, if necessary, prior to commencement of litigation.

9.11.2 This Agreement shall be construed, governed, interpreted and applied in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to conflict of law principles.

9.11.3 Each party irrevocably (i) submits to the exclusive jurisdiction of the United States District Court for the Eastern District of Pennsylvania or a local court sitting in the city of Philadelphia, Pennsylvania (collectively “Courts”) for purposes of any action, suit or other proceeding relating to or arising out of this Agreement, (ii) agrees not to raise any objection at any time to the laying or maintaining of the venue of any such action, suit or other proceeding in any of the Courts, (iii) waives any claim that such action, suit or other proceeding has been brought in an inconvenient forum, and (iv) waives the right to object, with respect to such action, suit or other proceeding, that such Courts do not have any jurisdiction over such party.

9.12

Entire Agreement. This Agreement embodies the entire understanding between the parties relating to the subject matter hereof and supersedes all prior understandings and agreements, whether written or oral. This Agreement may not be varied except by a written document signed by duly authorized representatives of both parties.

9.13

Counterparts. This Agreement shall become binding when any one or more counterparts hereof, individually or taken together, shall bear the signatures of Wistar and Collaborator. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against the party whose signature appears thereon, but all of which taken together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the duly authorized representatives of the parties hereby execute this Agreement as of the dates below.

THE WISTAR INSTITUTE OF ANATOMY AND BIOLOGY		ANIXA DIAGNOSTIC CORPORATION
By:	/s/ Heather A. Steinman, Ph.D., M.B.A	By:	/s/ Robert Berman
Name:	Heather A. Steinman, Ph.D., M.B.A	Name:	Robert Berman
Title:	Vice President, Business Development and Executive Director, Technology Transfer	Title:	President
Date:	August 8, 2016	Date:	August 10, 2016

COLLABORATIVE RESEARCH AGREEMENT

Exhibit A

[***]

COLLABORATIVE RESEARCH AGREEMENT
Exhibit B

[***]